

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Via E-mail
Mr. Francis I. Perier, Jr.
Executive Vice President – Finance and Administration and
  Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, New York   10022-4731

Re: Forest Laboratories, Inc.
        Form 10-K for the Fiscal Year Ended March 31, 2011
        Filed May 27, 2011
        Form 10-Q for the Quarterly Period Ended December 31, 2011
        Filed February 9, 2012
        File No. 001-05438

Dear Mr. Perier:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Developments, page 6

1. We note that Lexapro and Namenda comprised 85% of your sales in 2011, and that these products are licensed from Lundbeck and Merz, respectively. We also note that you have included as exhibits the license agreements with the two companies. In addition, we note that Lexapro and Namenda patents expire in March 2012 and April 2015, respectively. Given the patent cliffs for Lexapro and Namenda, it appears that you are dependent on your newer products Daliresp, Aclidinium, Viibyrd and Lineclotide for future results and still dependent upon Lexapro and Namenda for your current results.

Please revise your disclosure to describe the material terms of each of these agreements:

- the Lundbeck agreement regarding Lexapro;
- the Merz agreement regarding Namenda;
- the Nycomed agreement regarding Daliresp;
- the Almirall agreement regarding Aclidinium;
- the Merck agreement regarding Viibyrd; and
- the Ironwood agreement Lineclotide.

Your description of the material terms should include:

- the nature and scope of the license, including the intellectual property which is the subject of the license agreement, how it may be used and the limitations on its use;
- the material rights and obligations of each party;
- upfront, milestone or other payments received or paid to date;
- additional potential milestone or other payments that may be received or paid;
- royalty rates expressed as a range within ten percent (i.e. single digits, teens, twenties, etc.);
- duration and termination provisions; and
- any other material provisions.

Lastly, please file the Almirall, Merck and Ironwood agreements and incorporate by reference your Nycomed agreement, which you filed as an exhibit to your Form 10-Q for the period ended December 31, 2011, as exhibits to your Form 10-K pursuant to Item 601(b)(10) of Regulation S-K.

2. We note that in June 2010, you entered into a license agreement with TransTech Pharma, Inc. for the development and commercialization of TTP399. We also note that TransTech could receive up to $1.105 billion in upfront and milestone payments. Please revise your disclosure to describe the material terms of the license agreement with TransTech, including, but not limited to royalty rates, aggregate milestones, usage restrictions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please explain to us suplementally why this agreement is not material.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Notes to Condensed Consolidated Financial Statements
Note 12: Business Combinations, page 16

3. Please provide us proposed revised disclosure to be included in future periodic reports that indicates your accounting policy for business combinations. In your disclosure, please specifically indicate:

- that you apply the acquisition method;
- how you record assets acquired and liabilities assumed;
- how you determine the value of goodwill; and
- how you treat acquisition costs.

4. On page 18, you disclose your purchase price allocation and that the estimated fair values of assets acquired and liabilities assumed are provisional and subject to change. Please provide us proposed revised disclosure to be included in future periodic reports that:
   - Removes reference to a purchase price allocation as that is a construct of the purchase method. Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired.
   - Specifically identifies which assets, liabilities or items of consideration are provisional, the reasons why your initial accounting is incomplete and the nature and amount of any measurement period adjustments recognized during the reporting period as required by ASC 805-10-50-6.

5. On page 18, you indicate that the intangible asset recorded at acquisition of $990 million relates to Viibryd. You also disclose that you acquired the earlier stage development projects in various therapeutic areas of Clinical Data, including the Phase III candidate apadenoson. Please tell us whether you have recorded indefinite lived intangible assets for the various in-process research and development projects acquired in the Clinical Data acquisition. If so, please tell us where you have reflected these assets, the amounts recorded and how you determined them. If not, please tell us why not and reference the authoritative literature you relied upon to not record any in-process research and development intangible assets.

6. On page 18, you also disclose that your access to Viibryd, a drug in a therapeutic area in which you have extensive experience, is subsumed in goodwill. Please tell us:
   - what you mean by "access to Viibryd;"
   - why this "access" is not included in your valuation of the Viibryd intangible asset; and
   - how your valuation of Viibryd is based on inputs and assumptions that a market participant would use when "access" is not included in the valuation of the associated intangible asset.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition and Liquidity, page 20

7. You disclose that the $1.2 billion decrease in cash, cash equivalents and marketable securities and investments is primarily due to your acquisition of Clinical Data and to your common stock repurchase program offset by cash generated by operating activities. As a result of these activities, your cash, cash equivalents and marketable securities held domestically declined from $1.397 billion or 32% of the consolidated total at March 31,

2011 to $449 million or 14% of your consolidated total at December 31, 2011. Although you disclose that you believe that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to support operations and to facilitate potential acquisitions of products, payments of achieved milestones, capital investments and continued share repurchases, you do not appear to discuss the potential impact of a mismatch in resources and obligations from a domestic versus foreign operations perspective. Please provide us proposed revised disclosure to be included in future periodic report that highlights the implications of repatriating any of the $5.4 billion in undistributed foreign earnings identified in Note 14 on page 76 of your March 31, 2011 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant